4600 E. 53rd St.
     Davenport, IA 52807
www.lee.net

February 13, 2020

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Ms. Erin Purnell

RE:	Lee Enterprises, Incorporated
Registration Statement on Form S-3
Filed February 10, 2020
SEC File No. 333-236356

Dear Ms. Purnell:

In connection with the above-referenced Registration Statement and in accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Registration Statement (Registration No. 333-236356) be accelerated so that it will be declared effective at 2:00 pm, Eastern Time, on February 18, 2020, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Lane & Waterman LLP, by calling Ed Carroll at (563) 324-3246.

Thank you for your assistance with this matter.

Very truly yours,

LEE ENTERPRISES, INCORPORATED
/s/ C. Dana Waterman III
By:
C. Dana Waterman III
Secretary